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                             January 28, 2021

       Ravi Vig
       Chief Executive Officer
       Allegro Microsystems, Inc.
       955 Perimeter Road
       Manchester, New Hampshire 03103

                                                        Re: Allegro
Microsystems, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
25, 2021
                                                            CIK No. 0000866291

       Dear Mr. Vig:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Thomas
Jones at 202-551-3602 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing
       cc:                                              Peter M. Labonski, Esq.